Exhibit 6

2019 Financial Results

11 February 2020

PARIS – During the final year of its Development Plan 2017-2019, the Council of Europe Development Bank (CEB) achieved and exceeded its objectives. Its sound financial performance underscores the CEB’s increasing relevance and continued efforts to serve a distinctive social mandate in Europe.

The CEB’s unaudited results show a net profit of € 104.7 million in 2019, compared to € 97.5 million in 2018 (+7.4%) despite a challenging economic and financial context characterised by a low-interest rate environment. Excluding impacts related to IFRS valuation (cost of risk and valuation of financial instruments), core earnings amounted to € 102.1 million compared to € 100.5 million in 2018 (+1.5%). As in previous years, no credit incident occurred during the 2019 financial year.

In 2019, the CEB experienced once again a high level of activity. 46 new projects were approved for a total of € 4.0 billion. The stock of projects attained a record level of € 8.5 billion, a strong increase compared to 2018 (+8.0%), and loan disbursements amounted to € 2.8 billion, a slight increase compared to 2018. Approximately half of the loan portfolio benefited from credit enhancement, reaching € 7.8 billion at year-end (53% of the total, similar to 2018).

During 2019, the CEB maintained a focus on active partnerships with donors and raised additional funds for its fiduciary activities. The European Union, Germany, Norway, Spain and Switzerland pledged additional funding for the Regional Housing Programme (RHP) in recognition of the progress achieved. The Slovak Republic also made further contributions to its dedicated trust fund, the Slovak Inclusive Growth Account.

The financial soundness of the CEB is underpinned by prudent risk policies in its lending activity and asset management. The Bank’s credit rating was upgraded to AAA by Standard & Poor’s on 15 February 2019, and its rating outlook was revised from “stable” to “positive” by Fitch Ratings, which also affirmed the Bank’s AA+ rating on 3 September 2019.

Provisional Key Figures (Unaudited)

EURO million (IFRS Accounting standards)	2018	2019	Variation
Loans outstanding	14,625	15,427	+5.5%
Projects approved during the year	3,898	3,983	+2.2%
Stock of projects	7,891	8,521	+8.0%
Financing commitments signed during the year	4,174	3,259	-21.9%
Loans disbursed during the year[1]	2,773	2,847	+2.7%
Issuances during the year[1]	4,912	4,520	-8.0%
Total assets	24,348	26,142	+7.4%
Net profit	97.5	104.7	+7.4%

[1]	Value in euros with the exchange rate at the transaction date

The Financial Statements will be submitted to the Bank’s Governing Board for approval in April 2020.

Set up in 1956, the Council of Europe Development Bank (CEB) has 41 member states. Twenty-two Central, Eastern and South Eastern European countries, forming the Bank’s target countries, are listed among the member states. As a major instrument of the policy of solidarity in Europe, the Bank finances social projects by making available resources raised in conditions reflecting the quality of its rating (AA+ with Fitch Ratings, outlook positive, AAA with Standard & Poor’s, outlook stable and Aa1 with Moody’s, outlook stable). It thus grants loans to its member states, and to financial institutions and local authorities in its member states for the financing of projects in the social sector, in accordance with its Articles of Agreement.